January 27, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

       Re: SciSparc Ltd.
           Amendment No. 1 to Registration Statement on Form F-4
           Filed December 31, 2024
           File No. 333-282351
Dear Oz Adler:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed December 31, 2024 Questions and Answers About the Special Meeting and the Merger, page ii

1. We note your amended disclosure in response to prior comment 2 and we reissue in part:
           Please revise your Question and Answer regarding the fairness opinion to clearly reflect that you did not receive a fairness opinion in connection with the transaction. Similarly, revise the corresponding risk factor to remove any mitigating language.
           Please revise your Question and Answer regarding post-closing financing to include the interest rate that will be due from the period starting December 1,
           2024 through the effective date of the merger.
 January 27, 2025
Page 2

Risks Related to SciSparc's Intended Corporate Restructuring Plan, page 47

2. We note your amended disclosure that on December 16, 2024, SciSparc announced that it entered into an amendment to the Spin-off LOI. If material, please revise to summarize such amendment.
Comparative Per Share Data, page 85

3. Please remove your pro forma combined book value per share as of December 31,
       2023 measure to be consistent with Rule 11-02(c)(1) of Regulation S-X. Comparative Per Share Market Price Information, page 85

4. Please provide us your calculations of the "equivalent value of merger consideration per AutoMax ordinary share" amounts as of April 10, 2024 and December 30, 2024.
SciSparc's Historical Background of the Merger, page 93

5. We note your amended disclosure in response to prior comment 13. In an appropriate place in your Risk Factors, please revise to acknowledge that Mr. Baranes had ties to
       Mr. Weiss and AutoMax prior to providing services as a business analyst and being appointed by SciSparc to serve as its VP Strategy and Business
Development.
6. We note your amended disclosure in response to prior comment 14. Please revise the
       Background section to discuss the $44.8 million valuation of AutoMax and disclose how SciSparc's Board determined to use the valuation as the primary data point in the due diligence process to assess the business of AutoMax and the transaction.
Valuation Report of E.D.B. Consulting Investments Ltd., page 102

7.     We note your amended disclosure in response to prior comment 15. If
AutoMax's
       management provided a chart, table, or other quantitative projections (i.e. EBITDA,
       Net Cashflows, Revenues, etc.), please revise to include such projections here. In this regard, we note that the Discounted Cash Flow analysis appears to have relied upon future projections provided by AutoMax. Additionally, please explain why management chose a six year forecast for the projections. With respect to the
       valuation model, please revise to include the table provided at Annex
E-34.
Material U.S. Federal Income Tax Considerations to U.S. Holders, page 114

8. We note your response to prior comment 17 and we reissue it in part. With respect to the material U.S. federal income tax considerations, please revise to provide a tax opinion covering the material federal tax consequences to investors regarding the
       Merger and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form F-4 and Item
       601(b)(8) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally,
       please revise to address and express a conclusion for each material federal tax consequence, i.e. whether the Merger qualifies as an "A Reorganization."
A
       description of the law is not sufficient. In this regard, we note your response attempts to rely on the idea that you have simply described the law and provided alternative tax treatments. This approach is not sufficient. If there is a lack of authority directly
 January 27, 2025
Page 3

       addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a
   should    or
          more likely than not    opinion to make clear that the opinion is
subject to a degree of
       uncertainty. In such cases, counsel should explain clearly why it cannot
give a    will
       opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.
AutoMax Business
Material Agreements Relating to AutoMax's Business, page 175

9. We note your amended disclosure in response to prior comment 18, including the various summaries that you have added to this section. Please revise to clearly disclose the other parties or entities that have rights to AutoMax's revenue streams and quantify such amounts. Consider presenting this information in an illustrative format or chart, if helpful.
Automax's Competitive Advantages, page 180

10. We note your response to prior comment 25. Please revise your disclosure to name the source that confirms that AutoMax is currently the leading and largest company in the indirect sectors in terms of vehicle imports.
SciSparc Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 189

11. Please revise to provide quantified explanations for the changes in revenues, cost of goods sold, and gross profit over the reporting periods. Refer to Item 5 of Form 20-F.
Current Outlook, page 194

12. You disclose that SciSparc's cash and cash equivalent amount was $2,624 thousand as of June 30, 2024 herein and in the going concern section below. Please tell us your basis to include short-term bank deposit amount in the cash and cash equivalent.
Import and Marketing of Buses in Israel, page 213

13. We note your amended disclosure here and in the section titled Import and Marketing of Vehicles Manufactured by JAC in Israel. Please revise to disclose the material terms of such agreements, including payment structure, target metrics, restrictions, early termination provisions, etc.
Unaudited Pro Forma Condensed Combined Financial Information, page 214

14. Please revise your introductory paragraphs on page 214 and Note 1 disclosure on page
       218 to include a description of the pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023. Refer to Rule 11-02(a)(2)
       of Regulation S-X.
15.    You disclose under the    Agreements Related to the Merger    section on
page 132 that
       subject to SciSparc   s board of director   s approval, contingent upon
the closing of the
       Merger, Pure Capital will be entitled to a bonus of $1,568,000, which shall be provided half in cash and half in SciSparc shares. Please tell us your considerations
 January 27, 2025
Page 4

       for reflecting this bonus payment in your pro forma financial statements. Refer to
       Rule 11-02(a)(6) of Regulation S-X.
Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page
216

16. We note your responses to prior comments 30 and 33. The amounts presented in the
          AutoMax Motors Ltd.    columns in the unaudited pro forma condensed
combined
       statement of financial position as of June 30, 2024 and the unaudited pro forma condensed combined statements of comprehensive loss for the six month period ended
       June 30, 2024 and the year ended December 31, 2023 do not appear to be simply
       translated based on AutoMax   s historical financial statements using
the translation
       rates from NIS to USD determined according to accepted accounting practices. Please
       reconcile the amounts presented in the    AutoMax Motors Ltd.    columns
on pages
       215, 216, and 217 to AutoMax   s historical financial statements
presented on pages F-
       185, F-187, and F-85. Please disclose the reclassifications made to
AutoMax   s
       historical financial statement classifications and describe the reasons for each reclassification adjustment.
17. We note your revisions on page 219 in response to prior comment 31. Please tell us your basis to conclude that there is no tax effects of your transaction accounting adjustments.
18. We note your response to prior comment 32. Please present the number of shares used to calculate historical and pro forma basic and diluted per share amounts based on continuing operations attributable to the controlling interests on the face of the pro forma statement of comprehensive loss for the year ended December 31, 2023. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.
Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial
Statements
Note 3 - Estimated purchase consideration, page 219

19.    The Parent Company   s share price of $0.258 per share utilized to
calculate the total
       estimated consideration to be paid disclosed in the tabular disclosure on page 220 is
       not consistent with the Parent Company   s 30 day average closing share
price of
       $0.466 between November 15, 2024 and December 30, 2024 disclosed on pages 214 and 219. Please revise or advise.
Consolidated Statements of Cash Flows, page F-63

20. Please tell us how you determined the cash disbursements for loans to related parties made in the six months ended June 30, 2024 represent financing activities, as opposed to investing activities. Refer to IAS 7.16.
Notes to Interim Consolidated Financial Statements, page F-66

21. Pleases provide the earnings per share information required by IAS 33.70 in both
       SciSparc Ltd. and AutoMax Motors Ltd.   s interim financial statements
for the six
       months ended June 30, 2024.
 January 27, 2025
Page 5
22.    Please provide the operating segments information required in IAS
34.16A(g).

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Howard Berkenblit, Esq.